 Exhibit (a)(1)(vi)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase and the related Letter of Transmittal (each as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase

Up to 150,000,000 Shares of Class A Common Stock

of
Coty Inc.
at

$11.65 Net Per Share of Class A Common Stock in Cash
Pursuant to the Offer to Purchase
Dated February 13, 2019
by
Cottage Holdco B.V.
a wholly-owned subsidiary of
JAB Cosmetics B.V.
Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), is offering to purchase up to 150,000,000 shares of Class A Common Stock, par value $0.01 per share (“Shares”), of Coty Inc., a Delaware corporation (the “Company”), at a price of  $11.65 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).
Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should check with such institution as to whether it charges any service fees or commissions.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 29, 2019 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED IN ACCORDANCE WITH THE TERMS OF THE OFFER TO

PURCHASE, IN WHICH EVENT THE TERM “EXPIRATION DATE” WILL MEAN THE LATEST TIME AND DATE AT WHICH THE OFFER, SO EXTENDED, EXPIRES.
The Offer is subject to, among others, the following conditions:
(i)
the Minimum Tender Condition (as described below);

(ii)
the Board Support Condition (as described below); and

(ii)
the other conditions described in Section 14 of the Offer to Purchase.

The Offer is not subject to a financing condition. The Minimum Tender Condition requires there being validly tendered and not withdrawn at least 50,000,000 Shares. The Board Support Condition requires that the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer contain the recommendation of independent directors of the Company that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively with the conditions described above, the “Offer Conditions”). See “THE OFFER — Section 14. Conditions of the Offer” in the Offer to Purchase.
The purpose of the Offer is to increase Purchaser’s ownership in the Company through the acquisition of additional Shares. Additionally, consummation of the Offer would allow the Company’s current stockholders to realize a significant premium over the stock price immediately prior to the announcement of the Offer and provide an efficient way to sell Shares without incurring a broker’s fees or commissions with open market sales.
The Offer is being made without the prior approval or recommendation of the Company’s board of directors, but is subject to the Board Support Condition.
Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser expressly reserves the right to increase the Offer Price, modify the terms of the Offer and to terminate the Offer if the Offer Conditions are not satisfied.
Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
If stockholders tender more than 150,000,000 Shares, Purchaser will purchase Shares on a pro rata basis. This means that Purchaser will purchase from each stockholder a number of Shares calculated by multiplying the number of Shares each stockholder properly tendered by a proration factor. The proration factor will equal 150,000,000 divided by the total number of Shares properly tendered. Purchaser will make adjustments to avoid purchases of fractional shares.
For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of  (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in “THE OFFER — Section 3. Procedures for Tendering Shares” in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in “THE OFFER — Section 3. Procedures for Tendering Shares” in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See “THE OFFER — Section 3. Procedures for Tendering Shares” in the Offer to Purchase.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer (i.e., at any time prior to 5:00 P.M., New York City Time, on March 29, 2019), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after April 14, 2019, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.
For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in “THE OFFER — Section 3. Procedures for Tendering Shares” in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in “THE OFFER — Section 3. Procedures for Tendering Shares” in the Offer to Purchase at any time prior to the expiration time of the Offer.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
Purchaser has made a request to the Company for its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
Generally, if you are a U.S. Holder (as defined in “THE OFFER — Section 5. Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase), the exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. It is recommended that stockholders consult with their tax advisors to determine the tax consequences to them of exchanging Shares for cash pursuant to the Offer (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws). For a more complete description of U.S. federal income tax consequences of the Offer, see “THE OFFER — Section 5. Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833
February 13, 2019